SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS

FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

PT Indosat Tbk

(Name of Issuer)

Series B Common Shares, par value Rp. 100 per share

American Depositary Shares, Each Representing Fifty (50) Series B Shares (the “ADSs”)

(Title of Class of Securities)

744383100

(CUSIP Number)

Qatar Telecom (Qtel) Q.S.C.

100 West Bay Center

The Corniche

P.O. Box 217

Doha, Qatar

Attention: Michael Hancock

+974 4400 244

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 4, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 744383100	PAGE 2 OF 8 PAGES

1	NAMES OF REPORTING PERSONS Qatar Telecom (Qtel) Q.S.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Qatar

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 3,532,056,600
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 3,532,056,600

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,532,056,600 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.00%
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	See Item 5 below.

CUSIP NO. 744383100	PAGE 3 OF 8 PAGES

1	NAMES OF REPORTING PERSONS Qatar South East Asia Holding S.P.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahrain

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 3,532,056,600
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 3,532,056,600

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,532,056,600 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.00%
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	See Item 5 below.

CUSIP NO. 744383100	PAGE 4 OF 8 PAGES

1	NAMES OF REPORTING PERSONS Indonesia Communications Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mauritius

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) -0- %
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	See Item 5 below.

CUSIP NO. 744383100	PAGE 5 OF 8 PAGES

1	NAMES OF REPORTING PERSONS Indonesia Communications Pte. Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 3,532,056,600
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 3,532,056,600

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,532,056,600 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.00%
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	See Item 5 below.

This Amendment No. 7 (“Amendment No. 7”) amends the Schedule 13D filed by Qatar Telecom (Qtel) Q.S.C. (“Qtel”) with the Securities and Exchange Commission (the “Commission”) on March 9, 2007 (the “Original Statement”), as amended by Amendment No. 1 to the Original Statement filed by Qtel with the Commission on June 13, 2008 and as amended by Amendment No. 2 to the Original Statement filed by Qtel with the Commission on June 25, 2008, and as amended by the Tender Offer Statement on Schedule TO filed by Qtel and certain affiliated parties with the Commission on January 20, 2009 and as amended by amendments Nos. 1, 2 and 3 thereto filed by such parties with the Commission on February 3, 2009, February 19, 2009 and February 20, 2009, respectively, (the Original Statement, as subsequently amended, this “Statement”) with respect to the Series B Common Shares, par value 100 Rupiah per share (the “Series B Shares”), of PT Indosat Tbk (the “Issuer”).

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 is hereby amended and restated to read in its entirety as follows:

This Statement is filed by Qtel, a corporation organized under the laws of Qatar, Qatar South East Asia Holding S.P.C. (“Qatar SEA Holding”), a company organized under the laws of Bahrain, Indonesia Communications Limited, a company incorporated under the laws of Mauritius (“ICL”), and Indonesia Communications Pte. Ltd., a company incorporated under the laws of Singapore (“ICP”) (collectively, the “Reporting Persons”). Qtel is Qatar’s largest telecommunications provider and one of the largest public companies in that country. Qtel provides a range of telecommunications products including national, international, mobile GSM and Internet services. The principal office of Qtel is located at Qtel Building, 100 West Bay Center, The Corniche, P.O. Box 217, Doha, Qatar.

Qatar SEA Holding, whose principal business is that of an investment holding company, has the following mailing address: Flat: 51; Building: 122; Road: 1605; City: Manama Down Town; Complex: 316.

ICL, whose principal business is that of an investment holding company, has the following mailing address: Deutsche International Trust Corporation (Mauritius) Limited, 4th Floor, Barkly Wharf East, Le Caudan Waterfront, Port Louis, PO Box 615, Port Louis, Mauritius.

ICP, whose principal business is that of an investment holding company, has the following mailing address: Tricor Evatthouse Corporate Services, 8 Cross Street, PwC Building #11-00, Singapore 048424.

See Annex 1 to this Amendment No. 7 for a list of Qtel’s, Qatar SEA Holding’s, ICL’s and ICP’s current directors and executive officers, and each of their business address, present principal occupation or employment and citizenship.

During the past five (5) years, none of the Reporting Persons, and to the best of their knowledge, their directors or executive officers has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and supplemented to include the following:

ICP paid US$1,123,024,322 in total consideration for the Series B Shares purchased pursuant to the Sale and Purchase Agreement (defined below). ICP financed the transactions with funds sourced from internal resources.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 is hereby amended and supplemented to include the following:

On June 4, 2009, ICL transferred all Series B Shares held by it to ICP pursuant to a Sale and Purchase Agreement (the “Sale and Purchase Agreement”), in which ICL agreed to sell, and ICP agreed to purchase, 2,171,250,000 Series B Shares held by ICL, which constitute 39.96% of the outstanding Series B Shares (based upon 5,433,933,499 Series B Shares outstanding as of March 31, 2009, including Series B Shares underlying ADSs, as reported in the Issuer’s Form 20-F report, dated April 15, 2009). The reason for undertaking the restructuring was to make Qtel’s Issuer shareholding structure more streamlined. Because both ICL and ICP are wholly owned subsidiaries of Qtel, transfer of the Series B Shares held by ICL to ICP does not change Qtel’s beneficial ownership or control of the Issuer.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated to read in its entirety as follows:

Qtel may be deemed for purposes of Rule 13d-3 under the Act to be the beneficial owner of 3,532,056,600 Series B Shares, or 65.00% of the outstanding Series B Shares (based upon 5,433,933,499 Series B Shares outstanding as of March 31, 2009, including Series B Shares underlying ADSs, as reported in the Issuer’s Form 20-F report, dated April 15, 2009), which consist of 3,532,056,600 Series B Shares which are owned beneficially and of record by ICP. As a result of the sale of Series B Shares by ICL to ICP, as of June 4, 2009 ICL no longer possesses beneficial ownership of any Shares. In addition, Qtel and Qatar SEA Holding have the shared power to vote or direct the vote and to dispose or direct the disposition of 3,532,056,600 Series B Shares. ICP has the shared power to vote or direct the vote and to dispose or direct the disposition of 3,532,056,600 Series B Shares.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended and supplemented to include the following after the second paragraph:

On June 4, 2009, ICL transferred all Series B Shares held by it to ICP pursuant to a Sale and Purchase Agreement in which ICL agreed to sell, and ICP agreed to purchase, 2,171,250,000 Series B Shares held by ICL, which constitute 39.96% of the outstanding Series B Shares (based upon 5,433,933,499 Series B Shares outstanding as of March 31, 2009, including Series B Shares underlying ADSs, as reported in the Issuer’s Form 20-F report, dated April 15, 2009) for consideration of US$1,123,024,322.

The descriptions of the Sale and Purchase Agreement contained herein are qualified in their entirety by reference to such document, a copy of which appears as Exhibit 3 to Amendment No. 7.

Other than as set forth in this Statement, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 3 – Sale and Purchase Agreement filed as Exhibit 3 to this Amendment No. 7, filed with the Commission on June 9, 2009 and incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 9, 2009

Qatar Telecom (Qtel) Q.S.C. (2)

	By:	/s/ Dr. Nasser Marafih
	Name:	Dr. Nasser Marafih
	Title:	Authorized Signatory

Dated: June 9, 2009

Qatar South East Asia Holding S.P.C. (2)

	By:	/s/ Dr. Nasser Marafih
	Name:	Dr. Nasser Marafih
	Title:	Director and Authorized Signatory

Dated: June 9, 2009

Indonesia Communications Limited (2)

	By:	/s/ Michael Hancock
	Name:	Michael Hancock
	Title:	Director

Dated: June 9, 2009

Indonesia Communications Pte. Limited (2)

	By:	/s/ Michael Hancock
	Name:	Michael Hancock
	Title:	Director

(2)	This Amendment No. 7 is being filed jointly pursuant to the Joint Filing Agreement dated June 25, 2008 included as Annex 1 to Amendment No. 2 to the Original Statement and incorporated herein by reference.

Annex 1

The current executive officers and directors of Qtel are listed below. The address of Qtel is Qtel Building, 100 West Bay Center, The Corniche, P.O. Box 217, Doha, Qatar. All positions set forth below opposite an individual’s name refer to positions within Qtel.

Name	Citizenship	Present Principal Occupation or Employment
H.E Sheikh Abdullah Bin Mohammed Bin Saud Al Thani	Qatar	Chairman of the Board

H.E Sheikh Mohammed Bin Suhaim Al Thani	Qatar	Deputy Chairman of the Board

H.E Mohammed Bin Isa Al Mouhanadi	Qatar	Member of the Board

H.E Saad Al Rumaihi	Qatar	Member of the Board

H.E Dr. Abdulla Hussein Al Kubaisi	Qatar	Member of the Board

Mr. Abdulla Zaid Al Talib	Qatar	Member of the Board

Mr. Hamad Abdullah Al Shamsi	Qatar	Member of the Board

Mr. Ali Sharif Al Emadi	Qatar	Member of the Board

Mr. Hareb Masoud Al Darmaki	Qatar	Member of the Board

Mr. Hamad Saeid Mohammad Al Badi	Qatar	Member of the Board

Dr. Nasser Marafih	Qatar	Executive Director, Chief Executive Officer

Mr. Adel Al Mutawa	Qatar	Executive Director, Group Communications

Mr. Ajay Bahri	India	Executive Director, Chief Financial Officer

Mr. Waleed Al-Sayed	Qatar	Executive Director, Customer Services

Mr. Nick Dent	United Kingdom	Chief Operating Officer, Qatar Operations

Mr. Rick Seney	United States	Chief Operating Officer, Qtel International

Mr. Jeremy Sell	United Kingdom	Chief Strategy Officer, Qtel International

Mr. Ian Charles Dench	United Kingdom	Executive Director, Consumer Business

Mr. Khalid Abdulla Al-Mansouri	United Kingdom	Executive Director, Business Solutions

Mr. Ahmed Yousef Al-Derbesti	Qatar	Executive Director, International Services

SH. Saud Bin Nasser Al Thani	Qatar	Executive Director, General Services and Group HR

Mr. Khalil Ibrahim Al-Emadi	Qatar	Executive Director, Networks

Mr. Mazen Issa Dauleh	United Kingdom	Executive Director, Group Strategy

Mr. Izzeldin Hamid Mohamed Salih Hussein	Qatar	Group Legal Counsel

The current director of Qatar SEA Holding is listed below. The address of Qatar SEA Holding is Flat: 51; Building: 122; Road: 1605; City: Manama Down Town; Complex: 316. All positions set forth below opposite an individual’s name refer to positions within Qatar SEA Holding, except as otherwise noted.

Name	Citizenship	Present Principal Occupation or Employment
Dr. Nasser Marafih	Qatar	Director and Authorized Signatory

The current directors of ICL are listed below. The address of ICL is Deutsche International Trust Corporation (Mauritius) Limited, 4th Floor, Barkly Wharf East, Le Caudan Waterfront, Port Louis, PO Box 615, Port Louis, Mauritius. All positions set forth below opposite an individual’s name refer to positions within ICL, except as otherwise noted.

Name	Citizenship	Present Principal Occupation or Employment
Shahed Ahmad Hoolash	Mauritius	Director

Jean-Hugues Judex Eric André	Mauritius	Director

Guy Norman	Australia	Director

Michael Hancock	France	Director

The current directors of ICP are listed below. The address of ICP is Tricor Evatthouse Corporate Services, 8 Cross Street, PwC Building #11-00, Singapore 048424. All positions set forth below opposite an individual’s name refer to positions within ICP, except as otherwise noted.

Name	Citizenship	Present Principal Occupation or Employment
Michael Hancock	France	Director

Guy Norman	Australia	Director

Scott Weenink	New Zealand	Director